

January 4, 2011

Nicholas S. Schorsch
Chief Executive Officer and Chairman
American Realty Capital Healthcare Trust, Inc.
405 Park Avenue
New York, NY 10022

> **Re:** **American Realty Capital Healthcare Trust, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed December 13, 2010**
> **File No. 333-169075**

Dear Mr. Schorsch:

We have reviewed Amendment No. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover

1.   We note the last risk factor. Please revise the phrase "percentage of dividends" to "percentage of distributions".

Conflicts of Interest, page 86

2.   We note your response to comment 5 of our letter dated November 23, 2010. Although you state that many of the affiliated companies have dedicated management teams, your executive officers generally appear to be the same as those of the affiliated companies. We continue to believe that you should revise your disclosure to highlight and more specifically describe the conflicts related to the time each officer will be able to devote to you in light of their involvement with other affiliated companies in the initial start-up phase. Further, please more specifically describe the potential conflicts relating to

managing a significant number of development-stage companies, including, without limitation, finding investors, locating and acquiring properties, obtaining financing and entering or acquiring leases. Please revise your risk factors as appropriate.

Prior Performance Summary, page 112

Programs of Our Sponsor, page 114

American Realty Capital Trust, Inc., page 114

3.   Please revise your disclosure to disclose the offering expenses and acquisitions costs incurred by this registrant to date.

4.   We note your response to comment 7 of our letter dated November 23, 2010. We further note the net losses attributable to American Realty Capital Trust, Inc., ARC Income Properties, LLC and ARC Income Properties II, LLC, disclosed in the prior performance tables. We also note that American Realty Capital Trust has paid distributions from offering proceeds and its advisor and property manager have waived significant fees. Please revise to include this information or advise.

Share Repurchase Program, page 155

5.   We note your response to comment 9 of our letter dated November 23, 2010. We note that you propose to notify shareholders of any material modification, suspension, or termination of your share repurchase program no later than 10 days after such action has taken place. The proposed notice period appears to be inconsistent with the no-action letter relief granted to issuers engaged in redemption programs with similar characteristics as your proposed program. Please revise. Alternatively, please provide a legal analysis explaining how the proposed notification period is consistent with prior staff interpretive positions and/or no-action letter relief.

6.   We note your revised disclosure on page 156 stating that you may "modify or suspend your offering of shares for sale." Please explain how this is consistent with the requirement in Rule 415 of the Securities Act that shares be offered on a continuous basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq. (*via facsimile*)